United States securities and exchange commission logo





     February 7, 2023

       Xiaoyuan Zhang
       Chief Financial Officer
       Senmiao Technology Ltd
       16F, Shihao Square, Middle Jiannan Blvd.
       High-Tech Zone, Chengdu
       Sichuan, People   s Republic of China

                                                        Re: Senmiao Technology
Ltd
                                                            Form 10-K
                                                            Filed July 15, 2022
                                                            File No. 001-38426

       Dear Xiaoyuan Zhang:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




     Sincerely,


     Division of Corporation Finance

     Office of Finance